UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G
(RULE 13d - 102)

Information to be included in statements filed pursuant
to Rules 13d-1(b), (c) and (d) and amendments thereto filed
pursuant to 13d-2(b)

(AMENDMENT NO. )*

Zagg Incorporated
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

98884U108
(CUSIP Number)

June 30, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:

[ ]        Rule 13d-1(b)
[x]        Rule 13d-1(c)
[ ]        Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the Following Pages)

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners, LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

177,346

7.SOLE DISPOSITIVE POWER
0

8.SHARED DISPOSITIVE POWER

177,346

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

177,346

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*         [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.8%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Partners (QP), LP

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

947,654

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

947,654

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

947,654

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*              [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.4%

12.TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Pike Capital Management LLC

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,125,000

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

1,125,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

1,125,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES*             [ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

12.TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Daniel W. Pike

2.CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [x]
(b) [ ]

3.SEC USE ONLY

4.CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5.SOLE VOTING POWER

0

6.SHARED VOTING POWER

1,125,000

7.SOLE DISPOSITIVE POWER

0

8.SHARED DISPOSITIVE POWER

1,125,000

9.AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
         REPORTING PERSON

1,125,000

10.CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
           EXCLUDES CERTAIN SHARES*[ ]

11.PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%

12.TYPE OF REPORTING PERSON*

IN, HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This Schedule 13G reflects the shares of Common Stock (as defined below) of the Reporting Persons (as defined below) as of July 9, 2010.

ITEM 1(a).      NAME OF ISSUER:

Zagg Incorporated (the "Issuer")

ITEM 1(b).      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                3855 South 500 West, Suite J
Salt Lake City, Utah 84115

ITEM 2(a).      NAME OF PERSON FILING:

The names of the persons filing this statement on Schedule 13G are (collectively, the “Reporting Persons”):

-	Pike Capital Partners, LP (the “LP Fund”).

-	Pike Capital Partners (QP), LP (the “QP Fund”).

-	Pike Capital Management LLC (“PCM”).

-	Daniel W. Pike (“Mr. Pike”).

PCM is the general partner of each of the LP Fund and QP Fund.  Mr. Pike is the managing member of PCM.  PCM and Mr. Pike may each be deemed to have voting and dispositive power with respect to the shares of Common Stock (as defined below) held by the LP Fund and the QP Fund.

ITEM 2(b).      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               The business address of each of the LP Fund, the QP Fund, PCM and Mr. Pike is 340 Madison Avenue, 19th Floor, New York, New York 10173.

ITEM 2(c).      CITIZENSHIP:

Mr. Pike is a citizen of the United States.

PCM is a limited liability company formed under the laws of the State of Delaware.

Each of the LP Fund and the QP Fund is a limited partnership formed under the laws of the State of Delaware.

ITEM 2(d).      TITLE OF CLASS OF SECURITIES:

                 Common Stock, $0.001 par value per share (the “Common Stock”)

ITEM 2(e).      CUSIP NUMBER:

98884U108

ITEM 3.         IF THIS STATEMENT IS FILED PURSUANT TO RULE 13d-1(b), OR
                       13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a)     [ ]    Broker or dealer registered under Section 15 of the Exchange Act.

        (b)     [ ]    Bank as defined in Section 3(a)(6) of the Exchange Act.

        (c)     [ ]    Insurance company defined in Section 3(a)(19) of the Exchange Act.

        (d)     [ ]    Investment company registered under Section 8 of the Investment Company Act.

        (e)     [ ]    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

        (f)      [ ]    An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

        (g)     [ ]    A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

        (h)     [ ]    A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

        (i)      [ ]    A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

        (j)      [ ]    Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

   If this statement is filed pursuant to Rule 13d-1(c), check this box [x]

ITEM 4.         OWNERSHIP.

        Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

(i)   Collectively, the Reporting Persons beneficially own 1,125,000.

(ii)  The LP Fund individually beneficially owns 177,346 shares of Common Stock.

(iii) The QP Fund individually beneficially owns 947,654 shares of Common Stock.

(iv) PCM, as the general partner of the LP Fund and QP Fund, may be deemed to beneficially own the 1,125,000 shares of Common Stock held by them.

(v)  Mr. Pike may be deemed to be the beneficial owner of the 1,125,000 shares of Common Stock beneficially owned by PCM.

(b)	Percent of Class:

(i) Collectively, the Reporting Persons’ beneficial ownership of 1,125,000 shares of Common Stock represents 5.2% of all of the outstanding shares of Common Stock.

(ii) The LP Fund’s individual beneficial ownership of 177,346 shares of Common Stock represents 0.8% of all of the outstanding shares of Common Stock.

(iii) The QP Fund’s individual beneficial ownership of 947,654 shares of Common Stock represents 4.4% of all of the outstanding shares of Common Stock.

(iv) PCM’s and Mr. Pike’s beneficial ownership of 1,125,000 shares of Common Stock represents 5.2% of all of the outstanding shares of Common Stock.

(c)           Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

Not applicable.

(ii)	Shared power to vote or to direct the vote of shares of Common Stock:

The LP Fund, PCM and Mr. Pike have shared power to vote or direct the vote of the 177,346 shares of Common Stock held by the LP Fund.

The QP Fund, PCM and Mr. Pike have shared power to vote or direct the vote of the 947,654 shares of Common Stock held by the QP Fund.

(iii)	Sole power to dispose or to direct the disposition of shares of Common Stock:

Not applicable.

(iv)	Shared power to dispose or to direct the disposition of shares of Common Stock:

The LP Fund, PCM and Mr. Pike have shared power to dispose or direct the disposition of the 177,346 shares of Common Stock held by the LP Fund.

The QP Fund, PCM and Mr. Pike have shared power to dispose or direct the disposition of the 947,654 shares of Common Stock held by the QP Fund.

ITEM 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable.

ITEM 7.         IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
                      ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                      COMPANY.

        Not applicable.

ITEM 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        See Exhibit B.

ITEM 9.         NOTICE OF DISSOLUTION OF GROUP.

        Not applicable.

ITEM 10.        CERTIFICATION.

By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                                                                           SIGNATURE

        After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

Dated:  July 9, 2010

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, General Partner

By:  /s/ Kevin R. Arps
                    Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC,
As General Partner

By:  /s/ Kevin R. Arps
                    Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By:  /s/ Kevin R. Arps
             Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
     Kevin R. Arps, as
    Attorney-in-Fact for Daniel W. Pike

EXHIBIT A
JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Zagg Incorporated dated as of July 9, 2010 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated:  July 9, 2010

PIKE CAPITAL PARTNERS, LP
By: Pike Capital Management LLC, General Partner

By:  /s/ Kevin R. Arps
                    Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL PARTNERS (QP), LP
By: Pike Capital Management LLC,
As General Partner

By:  /s/ Kevin R. Arps
                    Kevin R. Arps, Chief Financial Officer

PIKE CAPITAL MANAGEMENT LLC

By:  /s/ Kevin R. Arps
             Kevin R. Arps, Chief Financial Officer

/s/ Kevin R. Arps
     Kevin R. Arps, as
    Attorney-in-Fact for Daniel W. Pike

EXHIBIT B

Pike Capital Partners, LP

Pike Capital Partners (QP), LP

Pike Capital Management LLC

Daniel W. Pike

POWER OF ATTORNEY

The undersigned hereby makes, constitutes and appoints Kevin R. Arps as the undersigned’s true and lawful authorized representative, attorney-in-fact and agent, each with the power individually to execute for and on behalf of the undersigned and to file with and deliver to the United States Securities and Exchange Commission and any other authority or party required or entitled to receive the same: (a) any Forms 3, 4 and 5, and any amendments thereto, in accordance with Section 16(a) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), and the rules promulgated thereunder; and (b) any Schedule 13D or Schedule 13G, and any amendments thereto, on behalf of the undersigned in accordance with Section 13 of the 1934 Act and the rules promulgated thereunder.

The undersigned also hereby grants to such attorney-in-fact the full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorney-in-fact, in serving in such capacity at the request of the undersigned, is not assuming any of the undersigned's responsibilities to comply with Section 16 or Section 13 or any other provision of the 1934 Act or the rules promulgated thereunder.

This Power of Attorney shall remain in full force and effect until earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of June 18, 2007.

/s/ Daniel W. Pike
Daniel W. Pike

ACKNOWLEDGEMENT IN NEW YORK STATE

STATE OF NEW YORK, COUNTY OF NEW YORK ss.:

On June 18, 2007, before me, the undersigned personally appeared, Daniel W. Pike, personally known to me or proved to me on the basis of satisfactory evidence to be the individual whose name is subscribed to the within instrument and acknowledged to me that he executed the same in his capacity, and that by his signature on the instrument, the individual, or the person upon behalf of which the individual acted, executed the instrument.
/s/ Matthew M. Dell Orfano
 (signature and office of individual taking acknowledgement)

[Notary Stamp and Seal]